SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January, 2010
Commission File Number 333-164036
Nippon Oil Corporation
(Translation of Registrant’s Name Into English)
3-12, Nishi Shimbashi 1-Chome
Minato-ku, Tokyo 105-8412
Japan
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   X    Form 40-F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Materials Contained in this Report:
English translation of the letter to shareholders regarding the notice of resolutions adopted at the extraordinary general meeting of shareholders dated January 27, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nippon Oil Corporation
By:	/s/ Yuji Nakajima
	Name:	Yuji Nakajima
	Title:	General Manager Investor Relations Department Corporate Management Division I

Date: January 27, 2010